Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752
Via Email - February 9, 2010

To Our Valued Customers:

I am pleased to inform you, our valued customer, that yesterday the shareholders of Merix Corporation approved our merger with Viasystems Group, Inc.  We expect that the transaction will be completed shortly.

As we stated in October when we announced our plans to merge, this business combination creates a powerful, world-class company with a great match-up of complementary capabilities in the fabrication of Printed Circuit Boards (PCBs).  The merger brings together industry-leading PCB technology and quick-turn capabilities in North America and Asia to help speed your products to market, with extensive manufacturing capacity to serve you.  It also brings together a strong executive management team and world-class engineering and technical support resources.  We expect that many of our customers will be interested in Viasystems’ Electro-Mechanical Solutions, which include assembly of complex backplanes, custom metal fabrication, and finished product assembly.

Viasystems and Merix share a focus on quality products and services and speed-to-market for you.  Our employees are eager to work with you to be your best and most complete business partner.  As always, your customer relationship manager/sales representative is your best source of information and updates.

On behalf of the Merix team, thank you for being our loyal customer.

Sincerely,

Michael Burger
Chief Executive Officer
Merix Corporation

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.   Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information.  The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.